Exhibit 12

                  MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges
                              (Thousands of Dollars)




                                              Year Ended December 31
                                   1995      1994      1993      1992     1991

Earnings Before Income Taxes
  And Fixed Charges:

    Income from continuing
      operations before income
      taxes                    $351,790  $292,830  $349,190  $296,020  $125,140

    Deduct/add equity in
      undistributed (earnings)
      loss of fifty-percent-
      or-less-owned companies   (17,770)  106,200   (13,750)  (13,210)   38,150

  Add interest on indebtedness,
      net                        73,400    60,360    62,860    57,190    71,640

    Add amortization of debt
      expense                     1,930     2,220     2,650     2,710     1,630

    Add one-third of rentals      4,970     4,220     3,190     3,290     3,490

    Earnings before income
      taxes and fixed charges  $414,320  $465,830  $404,140  $346,000  $240,050

Fixed charges:

    Interest on indebtedness   $ 76,460  $ 63,220  $ 63,600  $ 69,890  $ 72,850

    Amortization of debt expense  1,930     2,220     2,650     2,710     1,630

    One-third of rentals          4,970     4,220     3,190     3,290     3,490
                               $ 83,360  $ 69,660  $ 69,440  $ 75,890  $ 77,970


Ratio of earnings to fixed
  charges                         5.0       6.7       5.8       4.6       3.1